

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Dr. Michael D. West, PhD.
Chief Executive Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502

Re: BioTime, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement
Filed April 30, 2010
File No. 001-12830

Dear Dr. West:

We have reviewed your November 15, 2010 response to our October 26, 2010 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1. Please refer to your response to prior comment two. Provide us the draft disclosure that you intend to make in your future filings. If facts and circumstances preclude you from making reasonable estimates of the amount incurred for each significant research and development project, disclose that fact and the reasons therefore.

Notes to the Consolidated Financial Statements

5. Royalty Obligations and Deferred License Fees, page 59

2. Please refer to prior comment three. Please explain how you applied the technical guidance in ASC 730 in determining your accounting treatment for acquired licenses and technology. Explain why these license payments did not represent research and development expense that should be expensed when incurred.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant